

Mail Stop 7010

May 23, 2007

Mr. William D. Larsson
Precision Castparts Corp.
4650 S.W. Macadam Avenue
Suite 440
Portland, Oregon 97239

> **RE:** **Precision Castparts Corp.**
> **Form 10-K for the fiscal year ended April 2, 2006**
> **Filed June 14, 2007**
> **File # 1-10348**

Dear Mr. Larsson:

We have reviewed your response letter dated May 16, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2006

Note 3 – Acquisition, page 9

1. We have reviewed your response to our prior comment two and have the following additional comments:

    - We note that you concluded that Shur-Lok's backlog would not provide greater than normal margins and, as a result, you valued this backlog based on the costs that a potential buyer would be able to avoid as a result of acquiring the backlog. You appear to have applied a similar logic to acquired SMC backlog, since you state that SMC entered into numerous "unfavorable" contracts prior to its acquisition by you, and you believe these below market contracts had no intangible asset value. This approach does not appear to comply with the guidance in paragraph B172 of SFAS 141, which states that "the fair value of an order backlog would represent the amount a buyer would be willing to pay to acquire *the future cash flows* expected to arise from that order backlog." Please note that the FASB specifically addressed the concept of valuing acquired contracts based on the amount by which the contract terms are favorable relative to market prices in paragraph B173 and concluded that this methodology would not necessarily represent the fair value of the contract. Please note that the FASB acknowledged in paragraph B173 that the requirements of this Statement might change current practice with respect to the amounts assigned to intangible assets. Based on the above, please reassess the fair value of the acquired backlog as the fair value of future cash flows resulting from that backlog, provide us with your calculations, and demonstrate to us that the fair value of these items is immaterial.

- We note your belief that the Shur-Lok customer contracts had no material intangible asset value since all market participants have existing relationships with these customers and no significant contracts existed at Shur-Lok that were more favorable than the contracts already in place at other PCC operations. We also note your belief that because the existing customer relationships at SMC had resulted in below market contracts, these relationships did not have a value. It is unclear to us how you have fully considered the "marketplace participant" view outlined in paragraph B174 of SFAS 141 and how you concluded that these acquired customer contracts had no value. In this regard, please tell us how you determined the marketplace participants and what consideration you gave to whether these additional customer contracts increased your overall market share. Please refer to the guidance on issues related to customer related intangible assets in Chad Kokenge's speech at the 2003 AICPA National Conference on Current SEC Developments, available on our website at www.sec.gov/news/speech/spch121103cak.htm, and Pam Schlosser's speech at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, available on our website at www.sec.gov/news/speech/spch120505ps.htm. If necessary, please reassess the fair value of the acquired customer contracts and demonstrate to us that the fair value of these items is immaterial.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief